

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via Facsimile
Ildiko Rozsa
Chief Financial Officer
1095 Budapest
Soroksari ut 94-96
Hungary

> **Re:** **Power of the Dream Ventures, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 0-52289**

Dear Ms. Rozsa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-1

Audit Report, page F-2

1.   We note that your auditor's report is not manually signed by your independent accountants in accordance with Rule 2-02(a)(2) of Regulation S-X. Please obtain a revised report and include it in an amendment to your filing.

Note 1- General Information, page F-13

2.   We note your disclosure stating that on October 2, 2012 you acquired Genetic Immunity, Inc. for 1,000,000 shares of Series B preferred stock, convertible into 40 million shares of common stock beginning on January 1, 2014, at approximately $25.07 per share for a total purchase price of $25,073,621.

Please tell us what consideration you gave to the guidance in Rules 8-04 and 8-05 of Regulation S-X for providing audited financial statements of the acquired entity and pro forma financial information showing the affects of the acquisition.

3. Please provide us with the valuation report or other documentation of the valuation methods and calculation for Genetic Immunity, Inc. at the acquisition date that resulted in the fair value of approximately $25 million. Include a discussion of the basis for significant assumptions.

Note 5 – Intangibles and Fixed Assets, page F-25

4. With regard to your intangible assets of approximately $30 million, you disclose an "annual impairment test is carried out on a discounted cash flow basis." Please provide us with the impairment test as of the most recent date performed, including a discussion of the basis for significant assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief